  Exhibit 99.1

Ardagh Group S.A. – First Quarter 2019 Results

Ardagh Group S.A. (NYSE: ARD) today announced its results for the first quarter ended March 31, 2019.

	March 31, 2019	March 31, 2018	Change	Change CCY
	($m except per share data)
Revenue	2,220	2,224	-	4%
Adjusted EBITDA [1]	363	348	4%	9%
Adjusted earnings per share ($) [1]	0.35	0.33	6%	9%
Profit/(loss) for the period	13	(15)
Earnings/(loss) per share ($)	0.06	(0.06)
Adjusted free cash flow [1]	(213)	(242)

Dividend per share declared [2]	0.14	0.14

Paul Coulson, Chairman and Chief Executive, said “Our first quarter performance was good, with growth in volumes, earnings and cash generation. Demand for our sustainable packaging solutions is generally strong and we grew volume in both our Americas and European metal packaging divisions notably in beverage cans, as well as in glass packaging in Europe.”

•	Revenue of $2,220 million increased by 4% on a constant currency basis;
•	Adjusted EBITDA of $363 million, increased by 9% at constant currency and by 4% at actual exchange rates;
•	Adjusted earnings per share growth of 6% to $0.35 (2018: $0.33);
•	Earnings per share of $0.06 (2018: loss per share: $0.06);
•	Group volume/mix growth of 2% for the quarter;
•	Metal Packaging growth led by global beverage can volume growth of 6%, with food & specialty modestly ahead in Europe;
•	Glass Packaging Europe delivered further growth, with a moderating decline in Glass Packaging North America;
•	Capital expenditure of $194 million, enhanced by spending on short payback projects;
•	Full year 2019 outlook unchanged, with second quarter 2019 Adjusted EBITDA of $390-$400 million.

1. For a reconciliation to the most comparable GAAP measures, see page 10.

2. Payable on May 31, 2019 to shareholders of record on May 17, 2019.

1

Summary Financial Information

	Three months ended March 31,
	2019	2018
	(in $ millions, except EPS, ratios and percentages)
Revenue	2,220	2,224
Profit/(loss) for the period	13	(15)
Adjusted profit for the period [3]	83	79
Adjusted EBITDA [3]	363	348
Adjusted EBITDA margin	16.4%	15.6%
Earnings/(loss) per share ($)	0.06	(0.06)
Adjusted earnings per share ($) [3]	0.35	0.33

Cash generated from/(used in) operations	90	(6)
Operating cash flow [3]	(116)	(149)
Adjusted free cash flow [3]	(213)	(242)

	At March 31,	At December 31,
	2019	2018
	$m	$m
Net debt [4]	8,077	7,462
Cash and available liquidity	956	1,170
Net debt to LTM Pro Forma EBITDA *	5.2x	N/A

3. For a reconciliation to the most comparable GAAP measures, see page 10.

4. Net debt is comprised of net borrowings and derivative financial instruments used to hedge foreign currency and interest rate risk, net of cash and cash equivalents. Net borrowings at March 31, 2019 includes the impact of IFRS 16 leases.

2

Financial Performance Review

Bridge of 2018 to 2019 Revenue and Adjusted EBITDA

Three months ended March 31, 2019

	Metal Packaging Europe	Metal Packaging Americas	Glass Packaging Europe	Glass Packaging North America	Group
	$m	$m	$m	$m	$m
Revenue 2018	885	529	397	413	2,224
Organic	43	10	21	3	77
FX translation	(55)	—	(26)	—	(81)
Revenue 2019	873	539	392	416	2,220

	Metal Packaging Europe	Metal Packaging Americas	Glass Packaging Europe	Glass Packaging North America	Group
	$m	$m	$m	$m	$m
Adjusted EBITDA 2018	134	63	80	71	348
Organic	7	1	6	(8)	6
IFRS 16	9	2	4	8	23
FX translation	(9)	—	(5)	—	(14)
Adjusted EBITDA 2019	141	66	85	71	363

Adjusted EBITDA 2019 margin	16.2%	12.2%	21.7%	17.1%	16.4%
Adjusted EBITDA 2018 margin	15.1%	11.9%	20.2%	17.2%	15.6%

3

Group

Revenue of $2,220 million in the three-month period ended March 31, 2019 was broadly in line with the prior year. On a constant currency basis, revenue increased by 4%, or $77 million, mainly due to increased volume/mix effects of 2% and the pass through of increased input costs.

First quarter Adjusted EBITDA of $363 million increased by 4% at actual exchange rates, compared with the same period last year. On a constant currency basis, Adjusted EBITDA increased by 9%, reflecting the impact of IFRS 16 of $23 million and a pension credit in Metal Packaging Europe.

Metal Packaging Europe

Revenue of $873 million decreased by 1% in the three-month period ended March 31, 2019, compared with the same period last year. On a constant currency basis, revenue increased by 5%, due mainly to volume/mix growth and the pass through of higher input costs. Adjusted EBITDA for the quarter of $141 million increased by 13% at constant currency, compared with the same period last year.  Growth principally reflected favorable volume/mix effects, a  pension credit of approximately $15 million and the impact of IFRS 16 of $9 million, partly offset by higher input costs.

Metal Packaging Americas

Revenue increased by 2%  to $539 million in the first quarter of 2019,  compared with the same period last year, principally due to the pass through of higher input costs. Adjusted EBITDA of $66 million increased by 5% compared with the prior year, reflecting the pass through of higher input and other operating costs and the favorable impact of IFRS 16 of $2 million, partly offset by unfavorable volume/mix effects.

Glass Packaging Europe

Revenue of $392 million decreased by 1% at actual exchange rates and increased by 6% at constant exchange rates, in the three-month period ended March  31, 2019, compared with the same period last year. Revenue growth principally reflected the pass through of higher input costs and favorable volume/mix effects. Adjusted EBITDA for the quarter of $85 million increased by 13% at constant exchange rates, compared with the same period last year, mainly due to favorable volume/mix effects, higher selling prices and the impact of IFRS 16 of $4 million, partly offset by higher input costs.

Glass Packaging North America

Revenue increased by 1% to $416 million in the first quarter, compared with the same period last year, principally reflecting the pass through of higher input costs, partly offset by unfavorable volume/mix effects. Adjusted EBITDA of $71 million in the first quarter was in line with the same period in 2018, as the impact of IFRS 16 of $8 million and higher selling prices were offset by higher input and other operating costs.

4

Earnings Webcast and Conference Call Details

Ardagh Group S.A. (NYSE: ARD) will hold its first quarter 2019 earnings webcast and conference call for investors at 3 p.m. BST (10 a.m. ET) on April  26, 2019. Please use the following webcast link to register for this call:

Webcast registration and access:

https://event.on24.com/wcc/r/1971146-1/F2C981FD34970249E0ED886509D96BCF

Conference call dial in:

United States: +1855 85 70686
International: +44 33 3300 0804

Participant pin code: 24379409#

Slides and quarterly report

Supplemental slides to accompany this release are available at http://www.ardaghgroup.com/investors.

First quarter results for ARD Finance S.A., issuer of the Senior Secured Toggle Notes due 2023, are available at http://www.ardholdings-sa.com/.

About Ardagh Group

Ardagh Group is a global supplier of infinitely recyclable, metal and glass packaging for the world’s leading brands. Ardagh operates more than 100 metal and glass production facilities in 22 countries across five continents, employing over 23,000 people with sales of $9bn.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are subject to known and unknown risks and uncertainties, many of which may be beyond our control. We caution you that the forward-looking information presented in this press release is not a guarantee of future events, and that actual events may differ materially from those made in or suggested by the forward-looking information contained in this press release. Any forward-looking information presented herein is made only as of the date of this press release, and we do not undertake any obligation to update or revise any forward-looking information to reflect changes in assumptions, the occurrence of unanticipated events, or otherwise.

Non-GAAP Financial Measures

This press release may contain certain consolidated financial measures such as Adjusted EBITDA, LTM Pro Forma EBITDA, working capital, operating cash flow, Adjusted free cash flow, net debt, Adjusted profit/(loss), Adjusted earnings/(loss) per share, and ratios relating thereto that are not calculated in accordance with IFRS or US GAAP. Non-GAAP financial measures may be considered in addition to GAAP financial information, but should not be used as substitutes for the corresponding GAAP measures. The non-GAAP financial measures used by Ardagh may differ from, and not be comparable to, similarly titled measures used by other companies.

Contacts:

Investors:
Email: john.sheehan@ardaghgroup.com

Media:

Pat Walsh, Murray Consultants
Tel.: +1 646 776 5918 / +353 87 2269345
Email: pwalsh@murrayconsult.ie

5

Consolidated Interim Financial Statements

Consolidated Interim Income Statement

	Unaudited			Unaudited
	Three months ended March 31, 2019			Three months ended March 31, 2018
	Before			Before
	exceptional	Exceptional		exceptional	Exceptional
	items	Items	Total	items	Items	Total
	$m	$m	$m	$m	$m	$m
Revenue	2,220	—	2,220	2,224	—	2,224
Cost of sales	(1,869)	(11)	(1,880)	(1,872)	(48)	(1,920)
Gross profit/(loss)	351	(11)	340	352	(48)	304
Sales, general and administration expenses	(116)	(2)	(118)	(118)	(6)	(124)
Intangible amortization	(65)	—	(65)	(67)	—	(67)
Operating profit/(loss)	170	(13)	157	167	(54)	113
Net finance expense	(135)	—	(135)	(126)	—	(126)
Profit/(loss) before tax	35	(13)	22	41	(54)	(13)
Income tax (charge)/credit	(12)	3	(9)	(14)	12	(2)
Profit/(loss) for the period	23	(10)	13	27	(42)	(15)

Profit/(loss) attributable to:
Equity holders			13			(15)
Non-controlling interests			—			—
Profit/(loss) for the period			13			(15)

Profit/(loss) per share:
Basic profit/(loss) per share attributable to equity holders			$ 0.06			($0.06)

6

Consolidated Interim Statement of Financial Position

	Unaudited	Audited
	At March 31,	At December 31,
	2019	2018
	$m	$m

Non-current assets
Intangible assets	3,518	3,601
Property, plant and equipment	3,728	3,388
Derivative financial instruments	18	11
Deferred tax assets	274	254
Other non-current assets	24	24
	7,562	7,278
Current assets
Inventories	1,381	1,284
Trade and other receivables	1,200	1,053
Contract asset	193	160
Derivative financial instruments	12	9
Cash and cash equivalents	416	530
	3,202	3,036
TOTAL ASSETS	10,764	10,314

Equity attributable to owners of the parent
Issued capital	23	23
Share premium	1,292	1,292
Capital contribution	485	485
Other reserves	73	45
Retained earnings	(3,452)	(3,355)
	(1,579)	(1,510)
Non-controlling interests	1	1
TOTAL EQUITY	(1,578)	(1,509)
Non-current liabilities
Borrowings	7,713	7,729
Lease obligations	356	32
Employee benefit obligations	976	957
Derivative financial instruments	80	107
Deferred tax liabilities	538	543
Provisions	36	38
	9,699	9,406
Current liabilities
Borrowings	283	114
Lease obligations	76	4
Interest payable	105	81
Derivative financial instruments	12	38
Trade and other payables	1,970	1,983
Income tax payable	109	114
Provisions	88	83
	2,643	2,417
TOTAL LIABILITIES	12,342	11,823
TOTAL EQUITY and LIABILITIES	10,764	10,314

(i)

7

Consolidated Interim Statement of Cash Flows

	Unaudited
	Three months ended March 31,
	2019	2018
	$m	$m
Cash flows from operating activities
Cash generated from/(used in) operations	90	(6)
Interest paid	(81)	(68)
Income tax paid	(16)	(25)
Net cash used in operating activities	(7)	(99)

Cash flows from investing activities
Purchase of property, plant and equipment	(185)	(163)
Purchase of software and other intangibles	(9)	(5)
Proceeds from disposal of property, plant and equipment	—	2
Net cash used in investing activities	(194)	(166)

Cash flows from financing activities
Repayment of borrowings	(2)	(1)
Proceeds from borrowings	170	—
Dividends paid	(33)	(33)
Consideration paid on extinguishment of derivative financial instruments	(14)	—
Deferred debt issue costs paid	(2)	(1)
Lease payments	(21)	(1)
Net cash inflow/(outflow) from financing activities	98	(36)

Net decrease in cash and cash equivalents	(103)	(301)
Cash and cash equivalents at the beginning of the period	530	784
Exchange (losses)/gains on cash and cash equivalents	(11)	10
Cash and cash equivalents at the end of the period	416	493

`

(ii)

8

Financial assets and liabilities

At March 31, 2019, the Group’s net debt and available liquidity was as follows:

		Maximum	Final
		amount	maturity	Facility			Undrawn
Facility	Currency	drawable	date	type	Amount drawn		amount
		Local			Local	$m	$m
		currency			currency
		m			m
2.750% Senior Secured Notes	EUR	750	15-Mar-24	Bullet	750	843	—
4.625% Senior Secured Notes	USD	1,000	15-May-23	Bullet	1,000	1,000	—
4.125% Senior Secured Notes	EUR	440	15-May-23	Bullet	440	494	—
4.250% Senior Secured Notes	USD	715	15-Sep-22	Bullet	715	715	—
4.750% Senior Notes	GBP	400	15-Jul-27	Bullet	400	524	—
6.000% Senior Notes	USD	1,700	15-Feb-25	Bullet	1,700	1,695	—
7.250% Senior Notes	USD	1,650	15-May-24	Bullet	1,650	1,650	—
6.750% Senior Notes	EUR	750	15-May-24	Bullet	750	843	—
Global Asset Based Loan Facility	USD	809	07-Dec-22	Revolving	270	270	539
Lease Obligations	USD/GBP/EUR			Amortizing		432	—
Other borrowings/credit lines	EUR/USD		Rolling	Amortizing		13	1
Total borrowings / undrawn facilities						8,479	540
Deferred debt issue costs and bond premium						(51)	—
Net borrowings / undrawn facilities						8,428	540
Cash and cash equivalents						(416)	416
Derivative financial instruments used to hedge foreign currency and interest rate risk						65	—
Net debt / available liquidity						8,077	956

9

Reconciliation of profit/(loss) for the period to Adjusted profit

	Three months ended March 31,
	2019	2018
	$m	$m
Profit/(loss) for the period	13	(15)
Total exceptional items [5]	13	54
Tax credit associated with exceptional items	(3)	(12)
Intangible amortization	65	67
Tax credit associated with intangible amortization	(14)	(15)
Loss on derivative financial instruments	9	—
Adjusted profit for the period	83	79

Weighted average common shares	236.3	236.3

Earnings/(loss) per share ($)	0.06	(0.06)

Adjusted earnings per share ($)	0.35	0.33

Reconciliation of profit/(loss) for the period to Adjusted EBITDA, cash generated from / (used in) operations, operating cash flow and Adjusted free cash flow

	Three months ended March 31,
	2019	2018
	$m	$m
Profit/(loss) for the period	13	(15)
Income tax charge	9	2
Net finance expense	135	126
Depreciation and amortization	193	181
Exceptional operating items	13	54
Adjusted EBITDA	363	348
Movement in working capital	(262)	(326)
Transaction-related, start-up and other exceptional costs paid	(7)	(23)
Exceptional restructuring paid	(4)	(5)
Cash generated from/(used in) operations	90	(6)
Transaction-related, start-up and other exceptional costs paid	7	23
Capital expenditure [6]	(194)	(166)
Lease payments due to the adoption of IFRS 16	(19)	—
Operating cash flow	(116)	(149)
Interest	(81)	(68)
Income tax paid	(16)	(25)
Adjusted free cash flow	(213)	(242)

5. Total exceptional items before tax for the three months ended March  31, 2019 of $13 million include $11 million related to the Group’s capacity realignment programs comprising restructuring costs ($8 million), property, plant and equipment impairment charges ($2 million) and start-up related costs ($1 million).  These costs were incurred in Glass Packaging North America ($8 million) and Metal Packaging Europe ($3 million). Total exceptional items for the three months ended March 31, 2019 also include $2 million integration and transaction-related costs.

6. Capital expenditure for the three months ended March 31, 2019, includes $32 million, relating to spend on short payback projects.

10

11